Exhibit 12

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

						Nine
						Months Ended
	Year Ended September 30,					June 30,
(in thousands)	2002	2003	2004	2005	2006	2007
Fixed Charges Computation
Interest expensed and capitalized	$417	$12,060	$13,857	$49,043	$35,119	$22,712
Amortized premiums, discounts, and capitalized expenses related to indebtedness	136	3,857	6,031	10,634	2,843	3,987
Reasonable approximation of interest within rental expense	72	1,139	1,462	2,433	3,092	2,503

Total Fixed Charges and Preferred Equity Dividends	$625	$17,056	$21,350	$62,110	$41,054	$29,202

Earnings Computation
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$40,236	$60,081	$105,107	$163,808	$137,816	$117,259
Plus
Fixed charges	625	17,056	21,350	62,110	41,054	29,202
Minus
Interest capitalized	—	230	435	464	1,027	678
Total Earnings	$40,861	$76,907	$126,022	$225,454	$177,843	$145,783

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	65.38	4.51	5.90	3.63	4.33	4.99